SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

MERISEL, INC.

(Name of Issuer)

 Merisel, Inc.

Saints Capital Granite, LLC

Saints Capital Granite, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589849108

(CUSIP Number of Class of Securities)

Thomas D. Twedt Dow Lohnes PLLC 1200 New Hampshire Avenue, NW Suite 800 Washington, DC 20036-6802 (202) 776-2941 Phone (202) 776-4941 Fax	David A. Pentlow Edward B. Stevenson Herrick, Feinstein LLP 2 Park Avenue New York, NY 10016 (212) 592-1481 Phone (212) 545-5065 Fax

Terry A. Tevis

Merisel, Inc.

132 W. 31st Street, 8th Floor

New York, NY 10001

212-594-4800 Phone

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$376,513.28	$51.36

*

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 22,500,000 outstanding shares of common stock held by Saints Capital Granite, L.P.) at a purchase price of $0.17 in cash per share. The shares held by Saints Capital Granite, L.P. do not include 25,000,000 shares of common stock issuable upon the conversion of convertible notes held by Saints Capital Granite, L.P., which shares are deemed to be beneficially owned by the Filing Persons. There were 2,214,784 shares of common stock of the Issuer outstanding that were not owned by the Filings Persons as of June 21, 2013.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing. Previously paid with the Schedule 13E-3 Transaction Statement (File No. 005-40042) filed by Merisel Saints Newco, Inc., Saints Capital Granite, L.P. and Saints Capital Granite, LLC on June 21, 2013.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13E-3 (“Amendment No. 3”) is being filed by Merisel, Inc., a Delaware corporation (“MSEL”), Saints Capital Granite, L.P. (“Saints”), and Saints Capital Granite, LLC as the final amendment to the Transaction Statement on Schedule 13E-3 filed by the Filing Persons and Merisel Saints Newco, Inc., a Delaware corporation (“New Merisel”), on June 21, 2013 (as amended by Amendment No. 1 to Schedule 13E-3 filed on June 26, 2013 and Amendment No. 2 to Schedule 13E-3 filed on July 9, 2013, the “Schedule 13E-3”) in connection with the short-form merger of New Merisel, with MSEL, pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). Capitalized terms used in this Amendment No. 3 and not defined herein have the meaning given to such terms in the Schedule 13E-3. All information set forth in this Amendment No. 3 and filed as exhibits to this Amendment No. 3 should be read in conjunction with the information contained in or filed as exhibits with the Schedule 13E-3.

The merger of New Merisel with and into MSEL pursuant to Section 253 of the DGCL became effective on July 31, 2013 (the “Effective Date”). MSEL is the surviving corporation in the merger and is now a wholly owned subsidiary of Saints.

As of the Effective Date, each share of MSEL common stock (other than shares held by New Merisel, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) were cancelled and automatically converted into the right to receive $0.17 in cash, without interest. Each share of MSEL common stock held by New Merisel was cancelled and each of the 100 outstanding shares of New Merisel common stock held by Saints was converted into 225,000 shares of MSEL. The shares of redeemable Series A Preferred Stock of MSEL held by Saints remain outstanding.

Notices of Merger and Appraisal Rights and Letters of Transmittal will be mailed to the former holders of such Shares by the paying agent as promptly as practicable, but in no event later than ten calendar days following the Effective Date, and should be read carefully.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13E-3 is true, complete and correct.

Dated: July 31, 2013

MERISEL, INC.,
a Delaware corporation

By:	/s/ Terry A. Tevis
Name:	Terry A. Tevis
Title:	Chief Executive Officer and President

MERISEL SAINTS NEWCO, INC.,
a Delaware corporation

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	President

SAINTS CAPITAL GRANITE, L.P.

By:	SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member